Exhibit 99.4

Condensed Separate Interim Financial
Information at March 31, 2019

The information contained in these financial information constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject:	Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2019 and for the three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 32 million as of March 31, 2019, and the loss from this investee company amounted to NIS 2 million for three-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 6.1, which refers to Note 1.2 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, , and as mentioned in that note regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and to the publication of the Attorney General’s decision, by which he is considering charging the former controlling shareholder with criminal charges. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 29, 2019

Condensed Separate Interim Financial Information as at March 31, 2019 (unaudited)

Condensed Interim Information of Financial Position

	March 31, 2019	March 31, 2018		December 31, 2018
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million

Assets
Cash and cash equivalents	852	1,376		527
Investments	1,329	1,376		1,384
Trade receivables	713	695		699
Other receivables	187	223		201
Dividend receivable from investees	-	103		-
Loans granted to investees	73	100		100
Eurocom DBS Ltd, an affiliate	-	25		-
Total current assets	3,154	3,898		2,911

Trade and other receivables	203	109		152
Property, plant and equipment	5,014	4,951		4,993
Intangible assets	232	226		227
Goodwill	265	265	*	265
Investment in investees	5,606	7,048	*	5,557
Loans granted to investees	48	208		90
Use of rights assets	278	298		294
Non-current investments and other	128	176		126
Deferred taxes	33	-		45
Investment property	58	-		58
Total non-current assets	11,865	13,281		11,807

Total assets	15,019	17,179		14,718

Condensed Separate Interim Financial Information as at March 31, 2019 (unaudited)

Condensed Interim Information of Financial Position (contd.)

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	1,516	1,587	1,520
Trade and other payables	947	788	788
Current tax liabilities	-	38	-
Employee benefits	418	222	524
Current maturities for lease liabilities	106	101	116
Provisions (Note 5)	106	64	132
Total current liabilities	3,093	2,800	3,080

Loans and debentures	9,612	10,522	9,630
Loan from an investee	815	710	815
Employee benefits	415	230	404
Liability for lease	181	200	192
Derivatives and other liabilities	156	242	163
Deferred tax liabilities	-	50	-
Total non-current liabilities	11,179	11,954	11,204

Total liabilities	14,272	14,754	14,284

Capital
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	346	326	331
Deficit	(3,861)	(2,163)	(4,159)
Total equity	747	2,425	434

Total liabilities and equity	15,019	17,179	14,718

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: May 29, 2019

*	Reclassified – Goodwill created from the acquisition of DBS is presented separately since it is attributable to the Company

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at March 31, 2019 (unaudited)

Condensed Interim Information of Profit or Loss

	For the three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues (Note 2)	1,043	1,063	4,196
Costs of activity
Salaries	233	228	912
Depreciation and amortization	207	204	850
Operating and general expenses (Note 3)	141	140	596
Other operating expenses (income), net (Note 4)	(69)	18	614
Cost of Activities	512	590	2,972

Operating profit	531	473	1,224
Financing expenses (income)
Financing expenses	111	127	502
Financing income	(5)	(6)	(32)
Financing expenses, net	106	121	470

Profit after financing expenses, net	425	352	754
Share in losses of investees, net	(21)	(3)	(1,633)
Profit (loss) before income tax	404	349	(879)
Taxes on income	104	89	187
Profit (loss) for the period	300	260	(1,066)

Condensed Interim Information of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	300	260	(1,066)
Other comprehensive income (loss) items for the period, net of tax	13	21	42

Total comprehensive income for the period	313	281	(1,024)

The accompanying additional information is an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at March 31, 2019 (unaudited)

Condensed Interim Information of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit (loss) for the period	300	260	(1,066)
Adjustments:
Depreciation and amortization	207	204	850
Share in losses of investees, net	21	3	1,633
Financing expenses, net	89	114	447
Capital gain, net	(44)	(1)	(11)
Income tax expenses	104	89	187

Change in trade and other receivables	(18)	(64)	(16)
Change in trade and other payables	10	97	30
Change in provisions	(26)	5	73
Change in employee benefits	(97)	-	487
Miscellaneous	(1)	1	5

Net cash from (used for) operating activities due to transactions with subsidiaries	(14)	(2)	19

Net income tax paid	(60)	(190)	(432)
Net cash from operating activities	471	516	2,206
Cash flows from investment activities
Investment in intangible assets and other investments	(32)	(29)	(113)
Advance payments on account of fixed asset sales	29	7	152
Proceeds from sale of the Sakia complex	5	-	155
Investment in bank deposits and securities	(1,111)	(1,170)	(2,324)
Proceeds from repayment of bank deposits	1,166	75	1,233
Purchase of property, plant and equipment	(178)	(176)	(742)
Payment of permit fees and purchase tax for the Sakia complex	-	-	(121)
Receipt (payment) of betterment tax for the sale of the Sakia complex	5	-	(80)
Investments in a subsidiary	(70)	-	(100)
Miscellaneous	7	4	20
Net cash (used in) from investment activities due to transactions with investees	72	(41)	146
Net cash used for investing activities	(107)	(1,330)	(1,774)
Cash flow from financing operations
Interest paid	(5)	(6)	(419)
Payment of principal and interest for lease	(34)	(33)	(99)
Issue of debentures and receipt of loans	-	320	891
Repayment of debentures and loans	-	-	(1,544)
Dividend paid	-	-	(686)
Miscellaneous	-	-	(37)
Net cash from financing activities due to transactions with subsidiaries	-	140	220
Net cash from (used in) financing activities	(39)	421	(1,674)

Net increase (decrease) in cash and cash equivalents	325	(393)	(1,242)
Cash and cash equivalents at beginning of period	527	1,769	1,769
Cash and cash equivalents at the end of the period	852	1,376	527

The accompanying additional information is an integral part of these condensed separate interim financial information.

Notes to the Condensed Separate Interim Financial Information as at March 31, 2019 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2018.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2018 and in conjunction with the condensed interim consolidated financial statements as at March 31, 2019, (“the Consolidated Financial Statements”).

The accounting policies used in preparing these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2018, other than that described in Note 3.2 to the Condensed Interim Consolidated Statements.

2.	Revenues

	For the three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Internet - infrastructure	397	396	1,596
Fixed-line telephony	269	302	1,156
Transmission and data communication	246	247	977
Cloud and digital services	71	62	260
Other services	60	56	207
	1,043	1,063	4,196

3.	Operating and general expenses

	For the three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Maintenance of buildings and sites	33	34	143
Marketing and general	39	40	183
Interconnectivity and payments to telecommunication operators	25	28	108
Services and maintenance by sub-contractors	18	20	83
Vehicle maintenance	8	7	37
Terminal equipment and materials	18	11	42
	141	140	596

Notes to the Condensed Separate Interim Financial Information as at March 31, 2019 (unaudited)

4.	Other operating expenses (income), net

	For the three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Gain from disposal of property, plant and equipment (mainly real estate)	(44)	(1)	(11)
Provision for severance pay in voluntary redundancy	(25)	12	547
Other expenses (mainly provision for claims)	-	7	78
	(69)	18	614

5.	Contingent liabilities

5.1	During the normal course of business, legal claims were filed against the Company or there are various legal proceedings pending against it (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 106 million, where provisions are required to cover the exposure arising from such litigation.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

At March 31, 2019:

Balance of provisions	* Amount of additional exposure for which probability of realization cannot be foreseen	* Amount of exposure for Claims that cannot yet be assessed
NIS million
106	894	4,103(1) (2)

*	CPI-linked and prior to addition of interest.

(1)	Including exposure of NIS 2 billion for a motion to certify a class action filed by a shareholder against the Company and officers in the Company, claiming Company reporting failures concerning the wholesale market and decrease in interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method to be determined for calculating the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the decision to certify. Subsequently, the court decided to stay proceedings until after a decision is handed on the motion for a rehearing. In the hearing on May 22, 2019 on the Company’s motion for a rehearing, the Court recommended that the case be sent for arbitration. The parties are required to respond to the recommendation.

(2)	Two motions for certification of class action suits in a total amount of NIS 1.8 billion were filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. Pursuant to the court’s decision, a consolidated motion is expected to be filed, replacing these two motions. The proceeding was stayed due to the investigation described in Note 1.2 to the Consolidated Financial Statements and at the request of the Attorney General, until October 31, 2019.

5.2	Further to that stated in Note 11.3 to the condensed annual separate financial information regarding a class action filed in the United States against B Communications, Ltd., the Company’s controlling shareholder and officers, to which (current and former) officers of DBS and the Company were joined, and motions filed by the defendants for summary dismissal of the motion and the claim, on March 28, 2019 the Company was notified of the decision of the US court of the same date that the motions filed by DBS and the officers (current and past) of DBS and the Company for the summary dismissal of the motion and the claim, were accepted on grounds of lack of personal jurisdiction.

5.3	See Notes 11.2 and 11.4 in the separate annual financial information regarding additional proceedings against the Company.

Notes to the Condensed Separate Interim Financial Information as at March 31, 2019 (unaudited)

5.4	Subsequent to date of the financial statements, two claims for which exposure amounted to NIS 45 million, as well as a non-financial claim, were concluded.

For further information concerning contingent liabilities see Note 8 to the Consolidated Financial Statements.

6.	Events in and subsequent to the Reporting Period

6.1	For further information concerning investigations by the Israeli Securities Authority and Israel Police, see Note 1.2 to the Consolidated Financial Statements.

6.2	With regard to impairment of the investment with regard to DBS, see Note 5 to the Consolidated Financial Statements.

6.3	On February 13, 2019, the Company provided DBS with a credit facility or capital investments in the amount of NIS 250 million, that DBS may withdraw over a period of 15 months from said date. If such support is provided by way of credit, the repayment date of the said credit will not be earlier than the end of the credit facility period.

In March 2019, the Company made an investment of NIS 70 million, based on the foregoing letter of undertaking.

In May 2019, the Company’s Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or capital investment in the amount of NIS 250 million, for a period of 15 months, as of April 1, 2019. This undertaking will replace the undertaking given under the decision of the Board of Directors dated February 13, 2019, as aforesaid (and not in addition thereto). See Note 4.3.2 to the Consolidated Financial Statements.

6.4	For information concerning the Company’s engagement in an agreement for the sale of the Sakia real estate property, see Note 16.1 to the Consolidated Financial Statements.

6.5	For further information concerning application filed for permission to publish a prospectus see Note 16.2 to the Consolidated Financial Statements.